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SECURITIES A ION
Wa

04003771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-0162510~~

8-50351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREND TRADER, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 E. NORTHSIGHT BLVD., STE. 150
(No. and Street)

SCOTTSDALE (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX SELEZNOV 480-948-1146 X.1382
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE + COOPER
(Name — *if individual, state last, first, middle name*)

2700 N. CENTRAL AVE., 9TH FL. (Address) PHOENIX (City) AZ (State) 85004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SELEZNOV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREND TRADER, LLC, as of DEC. 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Melissa L. Bass
Notary Public-Arizona
Maricopa County
My Commission Expires 8/5/2006

Melissa L. Bass
Notary Public

[Signature]
Signature

MANAGING PARTNER
Title
2/27/04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRENDTRADER, LLC

FINANCIAL STATEMENTS

For The Year Ended
December 31, 2003

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

BDO SEIDMAN ALLIANCE

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

INDEPENDENT AUDITORS' REPORT

To The Members of
Trend Trader, LLC

We have audited the accompanying statement of financial condition of Trend Trader, LLC (A Limited Liability Company) as of December 31, 2003, and the related statements of operations, members' deficit and comprehensive loss, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Trader, LLC as of December 31, 2003, and results of its operations, changes in members' deficit and comprehensive loss, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple + Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
February 16, 2004

TREND TRADER, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$	11,252
Receivable from clearing broker and other receivables, (net of allowance (Note 1)		44,569
Investments (Notes 1 and 3)		17,459
Prepaid expenses		15,275
Deposits with clearing broker (Note 2)		25,002
Property and equipment, net (Notes 1, 3 and 6)		96,954
Cash surrender value of life insurance		28,994
Other deposits		5,922
Total Assets	$	245,427

LIABILITIES AND MEMBERS' DEFICIT

Capital lease obligations (Notes 1 and 6)	$	47,181
Accounts payable		139,316
Accrued expenses (Note 7)		39,325
Total Liabilities		225,822
Commitments and Contingencies: (Note 7)		-
Subordinated note payable - related party (Note 4)		275,000
Members' deficit		(255,395)
Total Liabilities and Members' Deficit	$	245,427

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 863,797
Management fees	458,890
Interest	13,151
Other income	108
	1,335,946
Expenses:	
Employee compensation and benefits	440,555
Commissions and brokerage charges	353,055
Communications	99,416
Occupancy and equipment rental	97,123
Advertising and marketing	124,817
Depreciation	36,000
Interest expense	32,183
Service bureau charges	83,251
Direct access software	106,043
Other operating expenses	116,832
	1,489,275
Net Loss	$ (153,329)

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2003

	Comprehensive Loss	Members' Deficit	Accumulated Other Comprehensive Loss	Total
Balances, December 31, 2002	$ -	$ (197,431)	$ (3,990)	$ (201,421)
Net loss	(153,329)	(153,329)	-	(153,329)
Unrealized loss on securities available for sale	(11,842)	-	(11,842)	(11,842)
Comprehensive loss	$ (165,171)			
Member contributions		247,625	-	247,625
Member distributions		(136,428)	-	(136,428)
Balances, December 31, 2003		$ (239,563)	$ (15,832)	$ (255,395)

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net Loss	$	(153,329)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		36,000
Interest on related party subordinated note payable contributed to members' capital		20,624
Changes in Assets and Liabilities:		
Receivable from clearing broker and other receivables		(20,152)
Prepaid expenses		3,811
Deposits with clearing broker		67
Other deposits		(2,563)
Bank overdraft		(7,223)
Accounts payable		28,291
Accrued expenses		22,954
Net cash used by operating activities		(71,520)
Cash flows from investing activities:		
Purchase of property and equipment		(3,955)
Change in cash surrender value of life insurance		13,383
Net cash provided by investing activities		9,428
Cash flows from financing activities:		
Repayment of notes payable		(3,413)
Repayment of capital lease obligations		(13,725)
Members' capital contributions		227,000
Members' capital withdrawals		(136,428)
Net cash provided by financing activities		73,434
Net increase in cash and cash equivalents	$	11,252
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	11,252
Supplemental disclosure of cash flow infomation:		
Interest paid	$	9,266
Non-cash activity:		
Acquisition of equipment financed by capital lease obligations	$	25,555
Decline in market value of available-for-sale securities	$	(11,842)

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at December 31, 2002	$ 275,000
Changes	-
Subordinated borrowings at December 31, 2003	$ 275,000

The Accompanying Notes are an Integral Part
of the Financial Statements

TREND TRADER, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Trend Trader, LLC was duly organized under the laws of the State of Arizona on March 7, 1997. On December 16, 1997, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele primarily in the Southwestern United States. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

The latest date on which the limited liability company is to dissolve is December 31, 2047.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Other Comprehensive Loss

Other comprehensive loss is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive loss is derived from the unrecognized gain or loss on available-for-sale securities.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Investments

The Company accounts for all marketable securities as available-for-sale. These securities are carried at market value. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of members' deficit.

The Company's investments consist of common stock and warrants of NASDAQ.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies and all receivable balances are unsecured.

At December 31, 2003, the Company did not have an allowance for doubtful accounts as the Company believes all receivable balances will be realized.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation is provided for on the accelerated method over the estimated useful lives of the assets. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

The estimated useful lives for major classifications of assets are as follows:

Furniture and fixtures	7 years
Computer equipment	5 years
Office equipment	5 years
Leasehold improvements	3 years

The Company is the lessee of computer equipment under capital lease agreements expiring through December, 2003. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated productive lives. Depreciation of the assets under the capital leases is included in depreciation expense, as described above, for the year ended December 31, 2003.

Advertising Costs

The cost of advertising is expensed as incurred.

Income Taxes

The members of the Company have organized the Company as a limited liability company ("LLC"). Accordingly, the Company is not subject to federal or state income taxes. All tax attributes of the Company are passed through to the members and income taxes, if any, are payable by the individual members. Therefore, no provision, liability, or benefit for income taxes has been included in these financial statements.

Note 2
Deposits with Clearing Broker

At December 31, 2003, the Company has cash deposits with a clearing broker in the approximate amount of $25,000. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $25,000.

Note 3
Property and Equipment

At December 31, 2003, property and equipment consists of the following:

Computer equipment	$ 243,421
Furniture, fixtures and equipment	122,547
Leasehold improvements	10,618
	376,586
Less: accumulated depreciation	(279,632)
	$ 96,954

Note 4
Related Party Transactions

Subordinated Note Payable – Related Party

At December 31, 2003, the Company has a subordinated note payable to members as follows:

10% subordinated note payable to members of the Company, due in full December 31, 2006; subordinated in accordance with Rule 15c-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements.	$ 275,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2003, the Company recorded interest expense in relation to the aforementioned note in the amount of $27,500.

Note 5
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital deficit of ($56,526), which was $68,435 below the required net capital of $11,909. The ratio of aggregate indebtedness to net capital was (2.61) to 1 as of December 31, 2003.

Subsequent to December 31, 2003, the Company was able to correct the net capital deficiency and the ratio of aggregate indebtedness and informed the NASD of such correction. As of the date of the auditor's report, there have been no fines or sanctions assessed by the NASD as a result of this infraction.

Note 6
Capital Leases

The Company is the lessee of various pieces of computer equipment, with an aggregate cost of $62,810 under capital lease agreements expiring through November, 2007. Accumulated amortization on leased computer equipment was approximately $4,000 as of December 31, 2003. Minimum future lease payments due under the capital lease agreements are as follows:

Year Ending December 31,	Amount
2004	$ 24,964
2005	19,576
2006	8,799
2007	8,065
Total minimum lease payments	61,404
Less: imputed interest	(14,223)
Present value of net minimum lease payments	$ 47,181

Interest rates on capitalized leases vary from 18.02% to 19.58% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

During the year ended December 31, 2003, the Company recorded interest expense in relation to the aforementioned capital leases in the amount of approximately $5,600.

Note 7
Commitments and Contingencies

Operating Leases

During 2002, the Company entered into a non-cancelable operating lease for the Company's primary office facilities in Scottsdale, Arizona.

In connection with graduated payment terms, the Company has an accrued liability which is reflected in accrued expenses on the accompanying balance sheet, in the amount of $37,033. During 2003, the Company recognized rent expense of approximately $86,000 in connection with this office lease.

As of December 31, 2003, a schedule of future minimum lease payments due under the non-cancelable operating lease agreements is as follows:

Year Ending December 31,	Amount
2004	$ 94,259
2005	95,216
2006	95,775
2007	95,775
2008	7,981
	$ 389,006

Note 7
Commitments and Contingencies (Continued)

Correspondence from the NASD

During 2003, the Company received correspondence from the NASD indicating that the Company had been placed on Tier III Special Surveillance by the District 3 staff. Tier III status is reserved for firms which the District staff has determined that a member's financial and operational condition is of serious concern. As a Tier III firm, the Company is required to, amongst other things, submit copies of its monthly financial statements to the NASD.

During 2003, the NASD also communicated to the Company that it would be prohibited from distributing funds to its members until notified. It is anticipated that the Company will be removed from the Tier III status when the Company's net capital and monthly profitability stabilizes.

Note 8
Concentrations

Operations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9
Employee Benefits

The Company has a Simple IRA plan that is available to all employees earning more than $5,000 per year. Employees may elect to defer up to 6% of their salary, up to a maximum of $8,000, into the plan. Under the plan, the Company may match, dollar for dollar, the employee's contributions of 1% to 3% of the respective employee's annual compensation. During 2003, the Company contributed approximately $8,250 under the matching provisions described above.

SUPPLEMENTAL INFORMATION

SCHEDULE I

TREND TRADER, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital:	
Total Members' Deficit	$ (255,395)
Add: Subordinated Note Payable - Related Party:	275,000
Total Available Capital	19,605
Deduct Non-Allowable Assets:	
Receivables	2
Securities	5,169
Property and equipment, net of sole recourse debt	49,773
Other assets	21,187
	76,131
Net Capital (Deficit)	$ (56,526)
Aggregate Indebtedness:	
Accounts payable	139,316
Accrued expenses	39,325
Total Aggregate Indebtedness	$ 178,641
Minimum Net Capital Requirement (greater of $5,000 or 6 2/3% of AI)	$ 11,909
Amount in Excess of Minimum Net Capital	$ (68,435)
Ratio: Aggregate Indebtedness To Net Capital	(2.61) to 1

Reconciliation with Company's Computation:

No material differences exist with the Company's computation

SCHEDULE II

TREND TRADER, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A.	Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A.	Number of items	-